Exhibit 99.1

Epsium Enterprise Limited Launches New Investor Relations Website

MACAU, June 18, 2026 /PRNewswire/ — Epsium Enterprise Limited (NASDAQ: EPSM) (the “Company”) today announced the launch of its new investor relations website at epsium.co/investor-relations/. The new website provides shareholders, analysts, and the investment community with streamlined access to the Company’s financial reports, press releases, management profiles, and investor contact details.

“We are committed to maintaining open and transparent communication with our shareholders. The launch of our new investor relations website reflects that commitment and provides a dedicated resource for the investment community to access information about Epsium.”

— Son I Tam, Chairman and Chief Executive Officer, Epsium Enterprise Limited

Investor Relations Contacts

In APAC	In the United States
Epsium Enterprise Limited	Ivyship International Inc
investor.relations@epsium-group.com	Annabelle Zhou
annabelle@ivyshipinternational.com

About Epsium Enterprise Limited

About EPSIUM ENTERPRISE LIMITED

Through its Macau operating entity, Companhia de Comércio Luz Limitada (“Luz”), a limited liability company established under the laws of Macau in 2010, EPSIUM is engaged in the import and wholesale distribution of primarily alcoholic beverages in Macau.

Through Luz, the Company offers a broad portfolio of premium beverage products, consisting mainly of alcoholic beverages and, to a lesser extent, tea and fruit juice. Its product offerings include Chinese liquor, French cognac, Scotch whisky, fine wine, Champagne, and other beverage alcohol.

Chinese liquor represents the Company’s most significant product category, and the Company is a top wholesaler of high-end Chinese liquor in the Macau market.

For more information, please visit the Company’s website at epsium.co/investor-relations/.

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Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on the Company’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements regarding the Company’s business strategy, operations, financial performance, product mix adjustments, channel expansion, and growth initiatives. Actual results may differ materially due to a number of factors, including, but not limited to, changes in market conditions, consumer demand, competitive dynamics, supply chain conditions, regulatory developments, and other risks described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law. Additional information is available in the Company’s filings with the SEC at www.sec.gov.

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